Fundtech Contact:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoramb@fundtech.com

FOR IMMEDIATE RELEASE
FUNDTECH REPORTS FINANCIAL RESULTS FOR THE
SECOND QUARTER OF 2005
- Quarterly Revenues Grow 34% Year-over-Year to $18.4 Million
- GAAP EPS 5 Cents
- Adjusted EPS 10 Cents
- Company Increases 2005 Revenues Guidance

JERSEY CITY, N.J. — August 2, 2005, — Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global electronic payment, settlement and cash management solutions, today announced its financial results for the second quarter ended June 30, 2005.

Second quarter 2005 revenues were $18.4 million, up 34% year-over-year from $13.7 million in the second quarter of 2004 and up 7% sequentially from $17.2 million in the first quarter of 2005.

On a GAAP (Generally Accepted Accounting Principles) basis, net income for the second quarter of 2005 was $844,000, or $0.05 per diluted share, compared with net income of $388,000, or $0.03 per diluted share, in the second quarter of 2004 and net income of $514,000, or $0.03 per diluted share, in the first quarter of 2005.

Excluding amortization of intangibles and amortization of capitalized software costs, Fundtech’s adjusted net income for the second quarter of 2005 was $1.5 million, or $0.10 per diluted share, compared with $1.0 million, or $0.07 per diluted share, in the second quarter of 2004 and $1.2 million, or $0.08 per diluted share, in the first quarter of 2005. (See Schedule A attached to this news release -- Reconciliation to GAAP).

“We delivered another quarter of record revenue growth as our Global PAYplus product established itself as a market leader for high-value payment processing,” said CEO Reuven Ben Menachem. “Second quarter revenues from Global PAYplus increased 63% year-over-year and now represent 30% of our total revenues.”

“Looking forward to the second half of the year, I see continued strength at the high end of the market and I believe that we will continue to experience top and bottom line growth,” continued Ben Menachem.

Second quarter highlights:

•	Closed 28 new deals and added four new bank customers.
•	Closed 6 new system sales: 4 PAYplus USA, 1 Global PAYplus OmniPay and one interbank connectivity.
•	In the U.S., closed ASP and disaster recovery services transactions, which are expected to generate $1.3 million of revenues over the next five years.
•	A Top Ten Bank in the US acquired Global PAYplus OmniPay to process its low value payments.
•	Continued to increase revenues in connection with our new initiative in the securities trading settlement market.

Guidance

The financial guidance provided is current as of today only and the Company undertakes no obligation to update its estimates.

Fundtech is increasing its revenue guidance for the third and fourth quarter of 2005. Earnings per diluted share guidance for the third and fourth quarters remains unchanged.

For the third quarter of 2005, Fundtech expects revenues of between $18.4 million and $18.8 million, GAAP earnings per diluted share of between $0.06 and $0.08 and Adjusted earnings per diluted share, before all amortization expenses, are expected to be in the range of $0.11 to $0.12.

For the fourth quarter of 2005 we expect revenues of between $19.0 million and $19.5 million, GAAP earnings per diluted share of between $0.09 and $0.10 and Adjusted earnings per diluted share, before all amortization expenses, are expected to be in the range of $0.13 to $0.14.

For full-year 2005, Fundtech currently expects 2005 revenues of between $72.9 million to $73.8 million, compared with previous guidance of $70.4 million to $71.7 million. The range for GAAP earnings per diluted share has increased to between $0.24 and $0.26 from prior guidance of between $0.22 and $0.25. Adjusted earnings per diluted share, before all amortization expenses, are expected to be in the range of $0.41 to $0.43, versus a previous range of $0.40 to $0.43.

Company to Host Conference Call

The senior management of Fundtech will host a conference call at 09:30 a.m. (ET) today, Wednesday, August 3, to discuss the Company’s second-quarter 2005 results and financial guidance, and to answer questions from the investment community.

To participate, please call 866-500-4964 or 011-972-3-925-5910 and ask for the Fundtech Call. From Israel, please dial (03) 925-5910.

A replay of the conference call will be available for playback from noon (ET) August 3 until midnight (ET) August 10. The replay may be accessed by dialing 877-332-1104 or 972 (3) 925-5934.

This call will also be webcast live on: http://www.fundtech.com. An online replay will be available until August 10.

About Fundtech

Fundtech (www.fundtech.com) is a leading provider of software solutions and services that facilitate payments, settlement and cash management by enabling businesses and their banks to electronically manage cash, process payments and transfer funds. The Company's client-server and Internet software products automate the process of transferring funds among corporations, banks and clearance systems and enable businesses to manage global cash positions efficiently and in real-time. Its solutions have been sold to hundreds of financial institutions around the globe.

Forward Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, the expectations related to third and fourth-quarter revenues; third and fourth-quarter GAAP earnings per share; third and fourth quarter adjusted earnings per share; full-year 2005 revenues; full-year GAAP earnings per share; and full-year 2005 adjusted earnings per share. These statements are based on management’s current expectations and are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements; a downturn in the financial services industry; failure to obtain revenue as anticipated; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ending December 31, 2004. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

# # #

FUNDTECH LTD. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In Thousands)

	June 30,	December 31,
	2005	2004
ASSETS

Current assets:
Cash and cash equivalents	$21,410	$27,810
Short term deposits	1,137	—
Marketable securities - short term	13,674	8,620
Trade receivables, net	17,071	17,588
Other accounts receivable, prepaid expenses and inventories	2,781	1,765
Total current assets	56,073	55,783

Marketable securities - long term	11,890	9,591
Severance pay fund	722	676
Long term lease deposits	1,049	924
Prepaid expenses	1,354	1,352
Property and equipment, net	9,090	8,204
Goodwill, net	15,433	15,078
Other assets, net	5,929	7,273
Total assets	$101,540	$98,881

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Trade payables	$1,599	$1,896
Deferred revenues	9,810	8,204
Accrued restructuring expenses	443	445
Employee and payroll accruals	2,488	2,673
Other accounts payable and accrued expenses	4,413	4,648
Total current liabilities	18,753	17,866

Accrued severance pay	799	751
Accrued restructuring and other expenses	119	281
Other long term liabilities	158	178
Total liabilities	19,829	19,076
Shareholders' equity:
Share capital	44	43
Additional paid-in capital	142,361	141,274
Accumulated other comprehensive loss	(460)	80
Accumulated deficit	(60,146)	(61,504)
Treasury stock, at cost	(88)	(88)
Total shareholders' equity	81,711	79,805
Total liabilities and shareholders' equity	$101,540	$98,881
Note: Certain prior year amounts have been reclassified to conform to current year presentation.

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Operations
(In Thousands, Except Share and Per Share Data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
Revenues:
Software license	$4,498	$4,216	9,070	$7,669
Software hosting	2,662	1,920	5,221	3,737
Maintenance	4,817	4,134	9,641	8,239
Services	6,342	3,401	11,528	6,901
Hardware sales	33	52	72	79
Total revenues	18,352	13,723	35,532	26,625
Operating expenses:
Software licenses costs	119	170	289	320
Amortization of capitalized software development costs	394	394	788	788
Amortization of other intangible assets	279	235	558	470
Maintenance, hosting and services costs	7,367	5,314	14,259	10,161
Hardware costs	23	42	59	61
Software development	3,393	2,767	6,841	5,307
Selling and marketing	3,362	2,811	6,572	5,554
General and administrative	2,386	1,679	4,584	3,459
Total operating expenses	17,323	13,412	33,950	26,120

Operating income	1,029	311	1,582	505
Financial income, net	136	166	390	345
Income taxes	(321)	(89)	(614)	(202)
Net income	$844	$388	$1,358	$648

Net income per share:
Net income used in computing income per share	$844	$388	$1,358	$648
Basic income per share	$0.06	$0.03	$0.09	$0.04
Diluted income per share	$0.05	$0.03	$0.09	$0.04
Shares used in computing:
Basic income per share	14,856,430	14,553,616	14,786,537	14,543,140
Diluted income per share	15,809,033	15,221,711	15,698,837	15,276,927

Adjusted net income per share:
Adjusted net income used in computing income per share	$1,517	$1,017	$2,704	$1,906
Adjusted net income per share	$0.10	$0.07	$0.17	$0.12
Shares used in computing adjusted net income per share	15,809,033	15,276,927	15,698,837	15,276,927

Reconciliation of net loss to adjusted net income:
Net income	$844	$388	$1,358	$648
Amortization	673	629	1,346	1,258
Adjusted net income	$1,517	$1,017	$2,704	$1,906

Note: Certain prior year amounts have been reclassified to conform to current year presentation.

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
(In Thousands)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2005	2004	2005
CASH FLOWS FROM OPERATIONS:
Net income	$1,358	$648	$844
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	2,841	2,609	1,394
Decrease (increase) in trade receivables and long-term trade receivables	398	1,246	(526)
(Increase) in other accounts receivable, prepaid expenses and inventories	(1,151)	(1,145)	(290)
(Decrease) increase in trade payables	(249)	(160)	(149)
Increase (decrease) in deferred revenues	2,184	4,412	(4,661)
(Decrease) in employee and payroll accruals	(107)	43	285
(Decrease) increase in other accounts payable and accrued expenses	(142)	(363)	567
(Decrease) in accrued restructuring expenses	(164)	(342)	(78)
Increase in accrued severance pay, net	2	(1)	(6)
Increase in accrued interest on marketable securities	15	30	38
Loss on disposition of fixed assets	1	3	1
Net cash provided by (used in) operations	4,986	6,980	(2,581)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from held-to-maturity marketable securities	(5,035)	(5,548)	(2,539)
Investment in held-to-maturity marketable securities	(2,333)	—	—
Investment in long term held-to-maturity marketable securities	—	918	1,537
Investment in short term deposits	(1,137)	—	(1,137)
Purchase of property and equipment	(2,586)	(2,116)	(1,175)
Increase in long-term lease deposits and prepaid expenses	(126)	(452)	(53)
Investments in subsidiaries (Appendix A)	(355)	—	(345)
Proceeds from sale of fixed assets	11	9	11
Net cash used in investing activities	(11,561)	(7,189)	(3,701)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of share capital and
exercise of stock options and warrants, net	1,088	185	469
Increase in other long-term assets	—	—	—
Net cash provided by financing activities	1,088	185	469

Effect of exchange rate on cash and cash equivalents	(913)	69	(751)

Increase (decrease) in cash and cash equivalents	(6,400)	45	(6,564)
Cash and cash equivalents at the beginning of the period	27,810	28,900	27,974
Cash and cash equivalents at the end of the period	$21,410	$28,945	$21,410

Schedule A to Press Release

Reconciliation to GAAP
(In Thousands, Except Share and Per Share Data)

The following information sets forth Fundtech's calculation of adjusted net income as contained in the
Company's press release:

	Three Months Ended						Six Months Ended
	June 30,				December		June 30,
	2005		2004		2004		2005		2004

Reconciliation of net income (loss) to adjusted net income:

Net income (loss)	$844	[a]	$388	[a]	$1,109	[a]	$1,358	[a]	$648	[a]
Amortization of capitalized
software development costs	394		394		394		788		788
Amortization of other intangible assets	279		235		261		558		470
Adjusted net income	$1,517		$1,017		$1,764		$2,704		$1,906

Adjusted net income per share	$0.10		$0.07		$0.12		$0.17		$0.12
Shares used in computing
adjusted net income per share	15,809,033		15,276,927		15,260,032		15,698,837		15,276,927

[a]	Net income per share (diluted) was approximately $0.05 , $0.03 and $0.07 for the three months ended June 30, 2005 and 2004 and the three months ended December 31, 2004, respectively.